UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549
                          SCHEDULE 13D
           Under the Securities Exchange Act of 1934

                    (Amendment No. 1)

                Catalytica Energy Systems, Inc.
        _____________________________________________
                     (Name of Issuer)

               Common Stock, $0.001 Par Value
                 (Title of Class of Securities)

                         148884109
________________________________________________________________________
                           (CUSIP Number)
		with a copy to:
Austin W. Marxe	            	Allen B. Levithan, Esq.
527 Madison Avenue		      Lowenstein Sandler PC
New York, New York 10022		65 Livingston Avenue
                                  Roseland, New Jersey
                                    07068
                  			(973) 597-2424

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

                    September 24, 2007
 (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of SS240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. __
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act)or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Cusip No. 148884109
1.	Names of Reporting Persons.  I.R.S. Identification Nos. of above persons (entities only):

	Austin W. Marxe *1
	David Greenhouse*1


2.	Check the Appropriate Box if a Member of a Group (See
Instructions):
	(a)	[    ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e):
				Not Applicable

6.	Citizenship or Place of Organization:	    United States

Number of	7.	Sole Voting Power:	*1
Shares Beneficially	8.	Shared Voting Power:	3,999,757*1
Owned by
Each Reporting	9.	Sole Dispositive Power:	*1
Person With	10.	Shared Dispositive Power: 3,999,757*1
11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
*3,999,757*1

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
		(See Instructions):		               Not Applicable

13.	Percent of Class Represented by Amount in Row (11):     21.9%*1

14.	Type of Reporting Person (See Instructions):       IA, IN

*1 This is a joint filing by Austin W. Marxe (Marxe)and David M. Greenhouse (Greenhouse). Marxe and Greenhouse share sole voting and investment power over 899,692 shares of common stock owned by Special Situations Cayman Fund, L.P., 253,101 shares of common stock owned by Special Situations Fund III, L.P. and 2,846,964 shares of common stock owned by Special Situations Fund III QP, L.P. See Items 2 and 5 of this
Schedule 13D for additional information.









Item 1.	Security and Issuer.
This Schedule relates to the common stock of Catalytica Energy Systems, Inc. (the Issuer). The Issuer`s principal executive offices are located at 301 W. Warner Road, Suite 132, Tempe, AZ 85284

Item 2.	Identity and Background.
The persons filing this report are Austin W. Marxe (Marxe) and David
M. Greenhouse (Greenhouse), who are the controlling principals of AWM Investment Company, Inc. (AWM), the general partner of and investment adviser to Special Situations Cayman Fund, L.P. (Cayman). AWM also serves as the general partner of MGP Advisers Limited Partnership
(MGP), the general partner of and investment adviser to Special Situations Fund III, L.P. (SSF3) and the general partner of Special Situations Fund III QP, L.P. (SSFQP). AWM serves as the investment adviser to SSFQP. (SSF3, SSFQP, and Cayman will hereafter be referred to as, the Funds ).

The principal office and business address of the Reporting Persons, is 527 Madison Avenue, Suite 2600, New York NY 10022.

The principal business of each Fund is to invest in equity and equity-related securities and other securities of any kind or nature.

Mr. Marxe and Mr. Greenhouse have never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor have either of them been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Marxe and Mr. Greenhouse are citizens of the United States.



Item 3.	Source and Amount of Funds or Other Consideration.
	Each Fund utilized its own available cash assets to purchase the securities referred to in this Schedule.

Item 4.	Purpose of Transaction.

	The securities referred to in this Schedule were originally acquired for investment purposes. The Reporting Persons have, since the original purchase, developed concerns about the decisions made by the Board of Directors and Management of the Company. These concerns have caused the Reporting Persons to send a letter to the Company`s Board of Directors outlining their concerns, particularly those that relate to the proposed merger. A copy of the letter is attached hereto as Exhibit B to the Schedule 13D.


Item 5.	Interest in Securities of the Issuer.

Cayman owns 899,692 shares of common stock or 4.9% of the shares outstanding, SSF3 owns 253,101 shares of common stock, or 1.4% of the shares outstanding, SSFQP owns 2,846,964 shares of common stock, or 15.6% of the shares outstanding. Messrs. Marxe and Greenhouse share the power to vote and direct the disposition of all shares of Common Stock owned by each of the Funds. Messrs. Marxe and Greenhouse are deemed to beneficially own a total of 3,999,757 shares of common stock or 21.9% of the shares outstanding.

No transactions were effected during the sixty days preceding the date of the event that requires the filing of this statement.


Item 6.	Contracts, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer.

		Messrs. Marxe and Greenhouse, as owners of a majority of the capital stock or membership interests, as the case may be, of AWM and MGP, control each such entity.

Item 7.	Material to be Filed as Exhibits.

	Exhibit A   Joint Filing Agreement
	Exhibit B   Letter to Directors


Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 24, 2007




	/s/Austin W. Marxe
Austin W. Marxe



	/s/David W. Greenhouse
David W. Greenhouse




Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).










									EXHIBIT A



                          JOINT FILING AGREEMENT


	Austin W. Marxe and David M. Greenhouse hereby agree that the
Schedule 13D to which this agreement is attached is filed on behalf of each of them.



Dated:  September 24, 2007



       /s/Austin W. Marxe
Austin W. Marxe



	/s/David W. Greenhouse
David W. Greenhouse






























									EXHIBIT B



September 24, 2007



To the Directors of Catalytica Energy Systems, Inc.

C/O Catalytica Energy Systems, Inc.
301 W. Warner Road, Suite 132
Tempe, AZ 85284


We currently hold 21.9% of CESI `s outstanding shares. As shareholders of CESI over the past 18 months we have been pleased with your and Managements` efforts to extract value from a public company that had failed to realize the commercial promise of its prior business objectives. We were impressed with the financial discipline exhibited in monetizing stalled R&D efforts, the reduction in the associated cash burn and finally the sale of non-essential real estate that put CESI in a monetarily sound position to capitalize on the very large commercial opportunity of its one remaining subsidiary, SCR-Tech, a provider of clean coal abatement technology. Unfortunately, we are at a complete loss to comprehend why the board and management have now decided to burn through large amounts of that cash amassed from these efforts to pursue a costly merger that gives negligible value to SCR-Tech in exchange for a minority position in a debt-encumbered, small-scale and unfinished biomass power plant facility.

We find several aspects of this merger (detailed below) and further the actions of the board and management subsequent to its announcement (also detailed below) to be very troubling and bordering on gross negligence of the fiduciary obligation you have to CESI`s shareholders. Absent a rectification of these concerns through vastly improved deal terms for the benefit of CESI shareholders, we are compelled to vote against the merger.

Concerns about the proposed merger:
Implied valuation of SCR-Tech business is too low:
The fairness opinion detailed in the proxy used to determine the validity of the merger consideration to CESI shareholders, only values the SCR-Tech business at a range of $0.9-$3.3MM as a going concern. We find it hard to believe that this business is being valued so low considering that:
Prior to the merger it appeared that CESI`s share price of $1.52 implied a value for the SCR-Tech business (ex-cash) of at least $10MM.
The board and management saw fit to offer $11.5MM (in cash and future considerations) for the SCR-Tech when it was purchased by CESI on February 4th, 2004, and arguably the business and its business prospects have vastly improved since that time.
According to investor presentations prepared by management (and we assume endorsed by the board) the N. American market for regenerated catalyst is expected to be in the range of $100-150MM by 2011 as regulations imposed by the Clean Air Interstate Rule (CAIR) start to get phased-in in 2009. SCR-Tech has technology to regenerate catalyst protected by 4 US patents of intellectual property (IP), which originally came from ENVICA. ENVICA, a private German company, has captured a substantial portion of the coal-fired power plant catalyst market in Germany without significant catalyst regeneration competition. In 2006, SCR-Tech tripled its revenue to $7.4MM and while the ramp up of SCR-Tech`s revenue base may prove to be lumpy from this nascent base it is still worth noting that more established publicly traded providers of clean coal technology trade at more than 6x trailing twelve month revenue levels.
The valuation being afforded the Snowflake biomass plant is too high:
The Snowflake biomass plant is being valued in a range of $27MM-$32MM, which with $53MM of debt gives it an enterprise value of $80MM-$85MM for an unfinished 24MW biomass power plant or ~$3,333 per/KW. This seems unjustifiably high considering that there are publicly traded companies with alternative power generation assets, in some cases that are already up and operational, that have market implied valuations that are much lower on both a $ value per/KW basis and on EBITDA multiple basis.
The merger fees and associated cash burn appear to be egregiously high:
CESI, by management`s own admission, will burn through $3-4MM of cash in fees associated with this merger ($2.2MM has already been incurred).
For a company which had close to $18MM in cash prior to the announcement of this merger the fees being paid by CESI appear to us to be unusually high relative to the cash resources and size of the deal being undertaken.
CESI`s CEO has led this merger effort yet is substantially conflicted:
CESI`s current CEO, Robert Zack, has been offered job security as part of this particular merger agreement and is entitled to a $675,000 retention bonus as part of this `change in control` merger.

Concern about board and management actions post announcement:
While we find the merger agreement itself troubling and feel that it reflects a board that is negligent in safeguarding the value of CESI`s shareholders, the actions of management and the board post announcement of the merger are even more troubling.
It is our belief that an arms length party expressed interest in purchasing the SCR-Tech business outright at a valuation well in excess of the values that appeared to have been used to formulate the merger agreement. And while the merger agreement allowed for a recalculation of consideration, were such a `bona-fide offer` to be presented prior to merger close, the board terminated discussions with this 3rd party. By so doing the board and management effectively prohibited the recalculation of the merger agreement that would have otherwise been to the benefit of CESI shareholders.
The subsequent amendment to the merger proxy to allow for a recalculation of the merger ratio in the event of a sale of SCR-Tech following merger close is wholly insufficient, because it stipulates:
The sale of SCR-Tech must be `consummated` within 90 days. We consider this to be an insufficient timeframe and subject to the same potential for delay that was apparently displayed in deferring the receipt of a bona-fide offer for the SCR-Tech business prior to merger close.
The $7.5MM threshold to be used to determine excess value is inconsistent with the valuation of SCR-Tech used to determine the fairness of the original merger calculation as provided in the proxy.

We reiterate our position that absent a rectification of the merger proposal to the benefit of CESI shareholders we are compelled to vote against the merger.



____________________
David Greenhouse
Managing Director